Filed by TPG Pace Tech Opportunities Corp.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: TPG Pace Tech Opportunities Corp.

Commission File No.: 001-39595

VIAVID
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Nerdy

Second Quarter 2021 Earnings Call

August 11, 2021

CORPORATE PARTICIPANTS

Chuck Cohn, Founder, Chairman, and Chief Executive Officer

Jason Pello, Chief Financial Officer

PRESENTATION

Operator

Good afternoon and thank you for joining us for Nerdy’s Second Quarter 2021 Earnings Call.

With me are Chuck Cohn, Founder, Chairman, and Chief Executive Officer of Nerdy, and Jason Pello, Chief Financial Officer.

Before I turn the presentation over to Chuck, I’ll remind everyone that this discussion contains forward-looking statements including, but not limited to, expectations with respect to future performance including projected financial information which is not audited or reviewed by auditors and certain anticipated financial impacts of the proposed transaction, the satisfaction of the closing conditions to the proposed transaction, and the timing of the completion of the transaction. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from expected results. TPG Pace Tech Opportunities does not undertake or accept any obligation to publicly release any updates or revisions to any forward-looking statements, to reflect any change in expectations or any change in events, conditions, or circumstances on which any such statement is based.

Please refer to the disclaimers in today’s press release announcing Nerdy’s Q2 results and TPG Pace Tech Opportunities’ filings with the SEC for a discussion of the risks that can affect the business combination.

With that done, let me turn the call over to Chuck Cohn. Chuck?

Chuck Cohn

Thanks, Marta, and thanks to all of you for joining us today to discuss our second quarter results.

We’ve had a strong start to the year and this second quarter’s financial results, again, significantly exceeded our targets. We are seeing continued positive results stemming from our investments in technology and marketing that have driven innovation and growth.

Our key operating metrics were also ahead of our targets in Q2. I will highlight just a few metrics compared to Q2 of last year. Active learners grew 80% year-over-year. Online sessions grew 109% and sessions taught per active expert rose 31% versus a year ago. That means we are bringing in more learners, those learners are utilizing more of our solutions from one-on-one instruction to classes, and our experts are continuing to become more productive, with our help.

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Improvements across these key operating metrics translated into strong financial performance for Q2 2021. Total revenue grew 52% to $32.8 million in the quarter, driven by strong learner and engagement growth I just mentioned, with more learners adopting more services within our multi-format approach.

Gross profit expanded 51% compared to Q2 2020, driven by several factors including increased adoption of our one-on-one online learning, expansion across more subjects and audiences, including new offerings for students with learning differences, and for professionals, as well as continued growth in our small group classes including summer camps.

Jason will spend more time on our financial results shortly, but first, I want to remind you of our strategy and differentiated approach to personalized online learning.

Nerdy’s mission is to transform how people learn. We believe that innovative technology can make all the difference. At Nerdy, we are aiming to seamlessly connect experts and learners in any subject, anywhere, anytime, and to make learning more personalized and accessible. Our primary brand, Varsity Tutors, is one of the largest platforms for one-on-one instruction and tutoring in the United States. It is a proprietary platform that is purpose-built for learning, and enables us to deliver a deeply personalized experience.

In 2020, we conducted over 4.7 million hours of live instruction across more than 3000 subjects, delivering high quality instruction, at scale, and providing superior value to both sides of our network. We have been able to address the needs of essentially any learner from preschool to accomplished professional because we have taken a platform-based approach that is effective, engaging, and convenient. We offer a wide range of subjects on our platform, ranging from phonics to algebra to chemistry, and into professional subjects like nursing and investment industry exams like the Series 7 and 63. We are at 3,000 subjects and counting and we deliver personalized learning across multiple learning formats including one-on-one instruction, small group classes, large group classes, and adaptive self-study.

What makes Nerdy and the way we deliver learning so different? Research studies have shown again and again, that personalized one-on-one instruction has a profound impact on learning outcomes and our aim is to deliver consistently exceptional live online personalized learning at scale. I like to say, imagine your best teacher ever, and then imagine you could have that quality of instruction consistently, all tailored to your needs, your objectives and your learning style. We are building the ability to do that at significant scale.

To do this, we utilize technology including automation, machine learning and AI to identify the best experts capable of providing high quality instruction. We then take into account over 100 different variables including expert and learner attributes, adaptive diagnostic assessments, and data for past learning experiences, to find and match the right expert for a learner’s unique needs. This allows us to select the ideal expert for a specific learner’s needs, which is a very important differentiator for us, and something legacy off line models and online directories struggle to do well.

Our platform allows the experts to more quickly and easily get to the heart of how to help a learner and results in an exceptional experience for our learners. We have invested substantially in our product capabilities over time to continue to enhance the experience of our platform. In 2020, we began moving beyond one-on-one instruction, weaving together small group classes, large format group classes, and adaptive self-study with one-on-one instruction, to create a comprehensive learning destination that allows us to deepen relationships with learners on our platform. We launched StarCourses, which are free, live, large format online classes that are interactive and can accommodate 500 to over 50,000 learners at the same time.

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In June 2021, we completed our 150th StarCourse, and since we created the offering a year ago, we have already provided millions of hours of free, live, online instruction to hundreds of thousands of learners. StarCourses have already proven to be a powerful tool to build our brand, expand reach within new audiences and drive repeat engagement across multiple formats, and we anticipate continuing to invest here throughout 2021 and beyond.

We have also expanded and enhanced our paid small group class offering over the last year, giving learners a more collaborative, cost effective, and social experience, with groups of five to 25 students. Our small group classes allow us to significantly extend reach while offering learners the same personalized instruction benefits as one-on-one instruction by leveraging our technology platform to match the right expert with the right small group of learners.

We continue to build upon our previous multi-format product innovations and designed the summer camp program to be a comprehensive learning solution that leveraged multiple forms of live instruction, coupled with asynchronous content.

Historically, we had designed and marketed our learning format as stand-alone products and largely treated them as complementary, but separate, learning solutions within our experience.

As you will recall from the investor presentations, we observed that users who engaged across multiple formats would spend significantly more. Specifically, we saw an 89% increase in year 1 net bookings per user for those who engaged in four formats versus users who only engaged in one-on-one instruction.

To build upon this insight, we integrated the formats into a singular proposition for summer camps that wove together small group classes, self-study, and larger classes into a cohesive and engaging experience for learners instead of separate stand-alone products. While we are certainly happy to have built a solid summer camp business, we believe the bigger upside will be in scaling the innovations to accelerate growth on new subjects and with new audiences.

As we launched all these learning formats and brought them together, we have seen that the net result is far greater than the sum of its parts. Retention, engagement, and purchases from existing users have increased dramatically. As a result, we significantly increased our investment in small group classes this year and we are focused on shifting more and more cohorts of learners into these deeper relationships, which is shifting our LTV curves in a durable and fairly dramatic way. Results speak for themselves. The average session rating is a near perfect 4.9/5 stars and we have an NPS score of 68, which is on par with the best consumer brands in the U.S.

The platform we have created allows us to address a huge market for academic tutoring, professional certification and training, enrichment and language learning within the U.S. Consumers increasingly recognize that they do not have to drive to a strip mall or a corporate office park when they can find high quality instruction with the click of a button. Consumers are excited about online learning, with research showing that consumers are 73% more likely to use online learning solutions than they were a year ago, and 92% of them are planning to use it on a go-forward basis.

The implication for the online learning market is considerable growth. It took 15 years for ecommerce adoption to grow by 5x, and research suggests that online learning will grow to that size in less than half the amount of time of ecommerce, representing a 30% compounded growth rate going forward. We believe we are particularly well positioned to benefit from the secular shift and stand to gain disproportionately from this powerful trend in years to come.

We continue to grow quickly as we invested in new products and began weaving together small group classes, large format group classes, and adaptive self-study with one-on-one to create a comprehensive

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learning destination. We are also encouraged by StarCourses, which allows us to extend reach, improve trust, and improve credibility, which are critical in this segment, and improve educational accessibility in a scalable way.

As reopening continues, we are seeing more inquiries for our services and we believe increased funding to address COVID-related learning loss has the potential to provide a further catalyst for our business.

The Federal American Rescue Plan, or ARP as it’s known, has provided over $120 billion to help K-12 schools reopen safely, with at least 20% earmarked to address pandemic-related learning loss over the next several years. Along with the nearly $70 billion in emergency school aid provided last year, the American Rescue Plan provides huge educational stimulus to help get students back on track.

To help state educational agencies, school districts and students overcome learning loss during COVID-19 and to maximize their use of federal funds, we recently launched Varsity Tutors For Schools. This solution allows state educational agencies and school districts to leverage one-on-one tutoring and small group tutoring in groups of up to five students, across their entire student population. By working directly with schools and educators to find the right tutoring solutions for student’s needs, we believe we can help entire school districts of students achieve equitable student outcomes with personalized, high dosage tutoring to close COVID-related learning gaps.

With that, I will turn it over to Jason to discuss the financials in more detail. Jason?

Jason Pello

Thanks, Chuck. Good afternoon, everyone.

As Chuck noted, our momentum continued into the second quarter and strengthened. We saw strong returns on our investments in product, marketing and other areas yielding better than expected operating and financial results.

First, on the top line. Our Q2 revenue grew 52% year-over-year, coming in more than $4.5 million ahead of our forecast, in what is seasonally our lowest revenue and earnings quarter, when schools and universities are out of session and vacation travel season. The growth and upside were driven by several factors including year-over-year active learner growth, subject expansion into areas like professional and learning differences, and expansion into new formats beyond one-on-one instruction, such as small group classes, as learners are increasingly adopting our multi-format approach to delivering personalized instruction.

We have also increased the frequency of free StarCourses, which allow us to provide exceptional value to learners, drive engagement across existing users, and increase awareness among new learners. We believe that improving access to high quality educational resources and affordable live learning solutions, allows us to attract talented, mission-driven employees, and build our brand and reputation.

We also expect this will appeal to a large investor segment.

Gross profit increased 51% year-over-year in Q2, also well ahead of expectations, driven, as Chuck said, by increased usage of one-on-one online learning, our addition of more subjects and audiences, and ongoing growth in our small group classes including summer camps.

After significant year-over-year increases related to our shift to 100% online in 2020 and early 2021, gross margins were flat year-over-year in Q2, as we significantly expanded our subject offering and introduced hundreds of new small classes across new subjects. Small group class revenue exceeded our

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expectations, coming in at over 300% year-over-year growth during the second quarter. We expect these new classes will see increased students per class over time, as we optimize the availability and number of classes.

The momentum in our one-on-one business, combined with the successful release of several new learning formats and investments in brand awareness, have delivered strong, lifetime value growth with recent one-on-one cohort LTV coming in significantly higher than previous periods.

Given the growth in revenue in one-on-one LTV, and the strong signal we are seeing, we increased our spend within sales and marketing expense to $14.2 million during Q2 2021. We gained operational leverage from sales expenses through the use of automation and AI to streamline sales, which we then very deliberately reinvested the sales cost savings into growth initiatives. These include launching new marketing vehicles, like StarCourses, and new advertising channels, like television, to drive greater brand awareness and reach. We expect these investments to pay significant dividends in future quarters.

General and administrative expenses rose to $14.5 million in Q2 and remained flat as a percentage of revenue, as compared to the second quarter of 2020. Our transition to delivering live learning 100% online, lowered our support-related expenses, and we are also getting good leverage from automation and AI. We are also generating savings in office expenses as we are now a remote first company. We have hired some deeply talented people in executive management, engineering, product, data science, and design, to help drive new product innovation, and growth and we are very pleased with the calibre of individuals electing to join our team.

From a supply perspective, we were able to scale the number of active experts on the platform by 26% year-over-year in the second quarter of 2021, in anticipation of a strong back to school period. Our net loss of $300,000 for the three months ended June 30, 2021, improved by $3.8 million year-over-year from a net loss of $4.1 million in the same period one year ago. Our net loss was impacted by an $8.4 million gain on debt extinguishment.

Consistent with our forecast, Nerdy reported a non-GAAP Adjusted EBITDA loss of $5 million in the second quarter, which reflects our increased investment in growth and innovation and compares to an Adjusted EBITDA loss of $900,000 in the year ago quarter.

Finally, on the balance sheet, we held cash and cash-equivalents of $14.7 million at the end of the quarter, and in July, we increased our total borrowing under our loan and security agreement by $11 million to $50 million, which as a reminder, we plan to fully repay all outstanding debt at closing.

In summary, we have seen a strong start in 2021 with growth in active learners and engagement exceeding our expectations as our multi-format approach to delivering personalized learning continues to resonate with learners. The economy reopening, the anticipated return to more in-person instruction at school, and continued execution against our key initiatives provides us with positive signals as we look out to the remainder of 2021.

Our forecast allows for, and we expect to continue, investing in growth and innovation for the foreseeable future, as we are seeing strong returns on these investments. The momentum in our one-on-one online business combined with the successful release of several new learning formats and investments in brand awareness have delivered strong one-on-one lifetime value improvement, revenue growth, and gross profit expansion.

Consistent with our forecast in prior communications to you throughout the year, with the expected proceeds from the proposed business combination with TPG Pace, we expect to have increased flexibility to continue investing in growth, to ensure Nerdy remains at the forefront of innovation while also expanding marketing initiatives to drive awareness and capture market share at this unique moment for online learning.

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The financial model we shared at our Analyst Day in April was a model we and TPG used to evaluate the SPAC transaction and potential merger, and reflects our expectations of the annual budget for the business as of January 2021. As you can see from these results, several of our operating metrics and financial results have continued to meaningfully outpace our expectations for the first half of the year.

Thanks again for your time, and with that, I will turn the call back over to Chuck.

Chuck Cohn

Thanks, Jason, and thanks again to all of you for joining us today.

We have been collecting some of your top questions and Marta is here to ask them on your behalf, so let’s get started with Q&A. Marta?

Operator

Thanks, Chuck.

I have a list of some of the top questions we have received on our results and the transaction, so we are going to dive into those.

The first question is about the upside in Q2. Both revenue and gross profits exceeded your forecast. What were the key drivers of the outperformance on each of those lines?

Chuck Cohn

There’s a lot going really well and there’s a lot to be excited about. We have been making a number of investments against our key initiatives and, in general, we have seen really strong execution from our team. That’s allowed us to provide learners with a lot more value than they can get elsewhere. You can see that showing up in strong learner engagement growth this year as more learners adopt more of our solutions. Compare that to a year or two ago when we could only offer someone one-on-one learning. Now, we can offer adaptive diagnostic testing, small group classes, large format group classes, and they have a lot more reasons to choose us.

As I mentioned earlier, we are going to continue to build out our multi-format products. Taking summer camps as an example, we designed the summer camp experience to be a comprehensive learning solution, so we leveraged multiple forms of live instruction and then we coupled that with asynchronous content students could work through on their own time, and we did it in a way that parents and students found really fun and really compelling.

I think there is a lot more upside here as we implement a similar approach and we begin to scale what we did with summer camps this year across more subjects and then more audiences in order to drive deeper and deeper levels of engagement than any one learning format can do on its own. It’s a really big idea, and we are just getting started here.

Operator

Great. Our second question is about LTV. It looks like you saw some nice improvements in lifetime value, can you provide some more insight on what’s happening there.

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Chuck Cohn

Sure. We have seen really strong lifetime value for one-on-one customers and it has been trending up as a result of a couple of different things that we’ve done.

LTV expansion in the first quarter, which is the most recent mature quarter, improved 22% compared to 2019, which is on the heels of 25% growth in our Q4 cohort. We’ve improved our matching capabilities a bunch and we are better leveraging all the data at our disposal to find the right expert for a given learner’s unique needs. We are also improving the rate at which we get learners to engage in new products, and then additional formats, and we are giving customers more reasons to come back and engage with our platform. More StarCourses, more diagnostic testing, more product recommendations.

As we launched new learning formats and brought them together to create a comprehensive learning destination over the past years, the net result has been far greater than the sum of its parts. We have seen retention and engagement and purchases from existing users have all gone up dramatically, and that’s pushing up the lifetime value you see in the cohort curves we shared.

In those cohort curves, LTV is significantly higher than previous periods for one-on-one customers and LTV of past cohorts is continuing to go up now that learners have more reasons to engage and more products to purchase. We focused on shifting more of the leaners into deeper multiformat relationships, which in turn is shifting up engagement in our LTV curves in a pretty dramatic way.

One of the things I am pretty excited about is continuing to drive deeper and deeper interactions on the platform, and many of the investments we are making today, are actually focused on driving improvements here.

Operator

Great. Turning to expenses, how should we think about the additional investments that you made in sales and marketing during Q2?

Chuck Cohn

We’ve gained some nice leverage in efficiency and sales expenses, and because we are seeing good results from new marketing vehicles, we have continued to deliberately reinvest sales cost savings into marketing. We are also investing in new formats like StarCourses, and testing new advertising channels, like television, to drive greater brand awareness and reach. We expect these investments to pay significant dividends in future quarters.

Operator

Great. Can you talk about your process for adding new small group classes? How do you select topics and determine potential demand and the profitability potential of those classes?

Jason Pello

Yes, great question. We’re in the early stages of building out our small group class offerings, so are still experimenting with the right subject offering, and also, how frequently to offer classes including the right times of day. We really ramped up our small group classes selection in Q2, and in doing so, we have been doing a lot of consumer research to identify what is likely to be successful. We then launch a class and closely monitor and measure enrollment and demand to figure out where to add more selections and where we should pare it back.

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As we’ve mentioned before, launching lots of classes quickly has a J-curve associated with it as you figure out what’s popular, where you don’t have consumer interest, and what times of day or days of the week are, or are not, necessary. That then allows us to begin to optimize the classes we have available over time, increase enrollment per class, which then allows us to get to high levels of gross margins.

We are really excited about the traction we have seen in the volume of classes customers purchased in the quarter and we expect we will continue to get smarter about refining which classes to offer when in the coming quarters. One thing we have been doing that’s resonating with learners is leaning into pairing students with other similar students in particular classes and leveraging our adaptive diagnostic testing so they can be in a more similar cohort.

On the other side of the platform, experts can earn more instructing groups and over time we expect growth in these small group classes will drive gross margins up, given you are splitting the cost of the instructor over many students. That is what we mean when we talk about the J-curve in new classes.

Then, as a reminder, small group class TAM is almost 2x that of one-on-one instruction, so there is really a big market opportunity here. It’s clear from a topline perspective that the approach is working and we have a big opportunity here we should keep leaning into.

Operator

Great. Maybe turning to experts, can you talk a little bit about how tutor liquidity looks as you are heading into the back to school season?

Chuck Cohn

From an expert supply perspective, we are doing really well. We grew the number of active experts on the platform 26% in Q2 and we are bringing in really high quality experts. Across our expert base, 45% hold a graduate or post-graduate degree and the common occupations are teacher, professor, working professional, college or grad school student, and retiree. Remember, our business is entirely online, so we can look anywhere in the country for talent.

Our experts like that the work is flexible and that they can earn on top of their day jobs since most of the demand is in the evenings, after school and after work.

Operator

Great. Next up, about the American Rescue Plan. Your release noted the potential for billions of dollars to be spent on addressing COVID-related learning loss. What more can you share about how Varsity Tutors For Schools is trying to help with COVID learning loss and can you share any early progress or results from that initiative?

Chuck Cohn

We’re really excited about this initiative. As I mentioned, we are looking to help state educational agencies, school districts and students overcome learning loss during COVID-19 and to maximize the use of federal funds with the recent launch of what we call Varsity Tutors For Schools. We’re really confident we can help students not only overcome COVID learning loss, but to excel again and regain a love of learning and just their general confidence in school.

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We are actively investing in Varsity Tutors For Schools and we have established a dedicated sales and support team to service academic institutions, and we have improved our product capabilities to integrate adaptive self-assessments. We have also enabled better reporting capabilities to help administrators.

Evidence-based live tutoring has been proven to be one of the most effective interventions to address learning loss, and the Department of Education recommends it as an appropriate strategy for utilizing federal funding. Research shows that live human tutoring can result in classroom test scores 35% higher than asynchronous learning platforms. Now, more than ever, we can see that millions of students need support that is personalized to meet their learning needs.

That’s the core of what live tutoring offers and why leveraging one-on-one and small group learning resources is so vital to help overcome the acute learning loss students experienced over the past year.

The American Rescue Plan, or ARP, has provided over $120 billion to help K-12 schools reopen safely with at least 20% earmarked to address pandemic-related learning loss over the next several years. Varsity Tutors For Schools allows state educational agencies and school districts to leverage one-on-one tutoring and small group tutoring in groups of up to five students across their entire student population. We are starting to see traction in this space with schools starting to sign up for our product offering and services and we expect Varsity Tutors For Schools to contribute to growth in the back half of 2021.

It’s a net new initiative not contemplated in our forecast or the transaction with TPG Pace, that further demonstrates our ability to innovate and meet the needs of learners.

Operator

Great. You have discussed the headwind that COVID represented to the business in 2020. What impacts are you seeing currently and do you expect to see going into the back half of this year?

Chuck Cohn

We believe many of the short term macro-challenges that we experienced last year, including grade optional assessments and reduced university enrollment and testing centre closures have abated and are turning into tailwinds as learners are expected to return to school as the economy reopens.

We have invested substantially in helping students and professionals of all types and we are confident in our ability to continue to grow no matter what the environment holds, so we are feeling good about business growth now and post-COVID, and other factors give us confidence too.

As we have been discussing today, we have really enhanced our product offering and have begun to weave together small group classes, large format group classes, and adaptive self-study with one-on-one to create a comprehensive learning destination, and we have been investing in new initiatives and marketing to help fuel growth. We will also have a very strong balance sheet when the transaction closes, and from a macro standpoint, online learning is expected to grow at 30% compounded on a go-forward basis. We believe that we are really well positioned to benefit from the secular shift and stand to gain disproportionately for all the reasons we have discussed with you today.

Operator

Okay, so just a couple more questions. The first is about the transaction with TPG Pace. The merger was originally expected to close in Q2. Can you talk more about when you expect that transaction to close and what’s caused the timing change?

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Jason Pello

Thanks, Marta.

The main reason for the delay relative to our prior expectations is the sheer volume of work the SEC is working through. That’s resulting in delays for all companies looking to go public. We’ve worked very efficiently to respond to SEC comments on our registration statement and believe we are in the final stages of the process.

Once we receive clearance, it should take about one week to print and mail the proxy voting materials, and then two weeks for the vote. We look forward to trading as Nerdy on the New York Stock Exchange, and moving forward as a public company in the near future.

Operator

Great. Finally, your Q1 and Q2 results were well ahead of the forecast that was used to TPG Pace Tech when it was evaluating the business combination and what was disclosed in your S-4. How do you feel about the back half of 2021 given the upside?

Chuck Cohn

We feel great about our first half performance, and as we said earlier, the financial model that we shared at our Analyst Day in April was the model we and TPG used to evaluate the SPAC transaction and the potential merger, and that model reflected our expectations and the annual budget for the business, as of January 2021.

As you can see from these results, our operating metrics and financial results have continued to meaningfully outpace our expectations of the first half of this year. As we said previously, we won’t be updating our forecast before the transaction closes. We’re executing well and we are making targeted investments in growth and in product innovation, and we believe that many of the short term macro events we saw last year are reversing and turning into tailwinds, so we feel good about our momentum.

Operator

Great. I think that does it for the questions. Chuck, is there anything you’d like to say in closing?

Chuck Cohn

I really want to thank all of you again for joining us today. We’re really pleased to share our strong Q2 results with you, and even more excited about what we believe the future holds. The opportunity keeps getting bigger and bigger.

If you’d like to learn about Nerdy, I’d encourage you to view our Analyst Day presentation on our investor website at www.nerdy.com. That’s been updated to include our Q1 and Q2 financials. Please also check out the videos about our products and about our customers that are linked to in today’s earning release.

We look forward to closing the transaction and to speaking with each of you soon.

Thank you.

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About Nerdy

Nerdy is a leading curated direct-to-consumer platform for live online learning. Nerdy’s mission is to transform the way people learn through technology. The Company’s purpose-built proprietary platform leverages technology, including AI, to connect learners of all ages to experts, delivering superior value on both sides of the network. Nerdy’s comprehensive learning destination provides learning experiences across 3,000+ subjects and multiple formats—including one-on-one instruction, small group classes, large format group classes, and adaptive self-study. Nerdy’s flagship business, Varsity Tutors, is one of the nation’s largest platforms for live online tutoring and classes. Learn more about Nerdy at https://www.nerdy.com/.

No offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed business combination between Nerdy and TPG Pace Tech Opportunities Corp. (“TPG Pace”) or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except in a transaction exempt from registration under the Securities Act or by means of a prospectus meeting the requirements of Section 10 of the Securities Act, and applicable regulations in the Cayman Islands.

Important Information for Investors and Shareholders

In connection with the proposed business combination, TPG Pace filed a registration statement on Form S-4 and the related proxy statement/prospectus with the SEC on March 19, 2021 (the “Registration Statement”). Additionally, TPG Pace will file other relevant materials with the SEC in connection with the proposed business combination. The materials filed or to be filed by TPG Pace with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. Investors and security holders of TPG Pace are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed business combination because they contain or will contain important information about the business combination and the parties to the business combination.

Participants in the Solicitation

TPG Pace, Nerdy and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of TPG Pace Tech Opportunities in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of certain of TPG Pace Tech Opportunities’ executive officers and directors in the solicitation by reading TPG Pace’s initial public offering prospectus, which was filed with the SEC on October 8, 2020, and the Registration Statement and other relevant materials filed with the SEC in connection with the business combination when they become available. Other information concerning the interests of participants in the solicitation, which may, in some cases, be different than those of their shareholders generally, will be set forth in the proxy statement/prospectus relating to the business combination when it becomes available.

Forward Looking Statements

The information included herein and in any oral statements made in connection herewith include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included herein, regarding the proposed business combination, TPG Pace Tech Opportunities’ ability to consummate the transaction, the benefits of the transaction and TPG Pace Tech Opportunities’ future financial performance following the transaction, as well as TPG Pace Tech Opportunities’ strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used herein, including any oral statements made in connection herewith, the words “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates,” the negative of such terms and other similar expressions are intended to identify forwardlooking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, TPG Pace Tech Opportunities disclaims any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof or any new information. TPG Pace Tech Opportunities cautions you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of TPG Pace Tech Opportunities. These risks include, but are not limited to, (1) the inability to complete the transactions contemplated by the proposed business combination; (2) the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, and the ability of the combined business to grow and manage growth profitably; (3) any inability of Nerdy to adequately protect its intellectual property; (4) any security breaches, loss of data or other disruptions; (5) any loss of key employees, including Nerdy’s Founder, Chairman and Chief Executive Officer; (6) effects on TPG Pace Tech Opportunities’ public securities’ liquidity and trading; (7) the market’s reaction to the proposed business combination; (8) the lack of a market for TPG Pace Tech Opportunities’ securities; (9) TPG Pace Tech Opportunities’ financial performance following the proposed business combination; (10) costs related to the proposed business combination; (11) changes in applicable laws or regulations; (12) the possibility that the novel coronavirus (“COVID-19”) may hinder TPG Pace Tech Opportunities’ ability to consummate the business combination; (13) the possibility that COVID-19 may adversely affect the results of operations, financial position and cash flows of TPG Pace Tech Opportunities or Nerdy; (14) the possibility that TPG Pace Tech Opportunities or Nerdy may be adversely affected by other economic, business and/or competitive factors; and (15) other risks and uncertainties indicated from time to time in documents filed or to be filed with the SEC by TPG Pace Tech Opportunities. Should one or more of the risks or uncertainties described herein and in any oral statements made in connection therewith occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact TPG Pace Tech Opportunities’ expectations and projections can be found in TPG Pace Tech Opportunities’ initial public offering prospectus, which was filed with the SEC on October 8, 2020, and the Registration Statement. In addition, TPG Pace Tech Opportunities’ periodic reports and other SEC filings are available publicly on the SEC’s website at www.sec.gov.

Additional Information About the Business Combination and Where to Find it

A full description of the terms of the proposed business combination has been provided in the Registration Statement, which includes a proxy statement for the stockholders of TPG Pace Tech Opportunities that also constitutes a prospectus of Nerdy. TPG Pace Tech Opportunities urges investors, stockholders and other interested persons to read, when available, the preliminary proxy statement/prospectus as well as other documents filed with the SEC because these documents will contain important information about TPG Pace Tech Opportunities, Nerdy and the business combination. After the Registration Statement is declared effective, the definitive proxy statement/prospectus to be included in the Registration Statement will be mailed to stockholders of TPG Pace Tech Opportunities as of a record date to be established for voting on the proposed business combination. Stockholders will also be able to obtain a copy of the proxy statement/prospectus, without charge, by directing a request to: TPG Pace Tech Opportunities, 301 Commerce St., Suite 3300, Fort Worth, TX 76102. The preliminary and

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definitive proxy statement/prospectus to be included in the Registration Statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Contacts:

Investor Relations

investors@nerdy.com

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